                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                        CONSO INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                        CONSO INTERNATIONAL CORPORATION
                              CIC ACQUISITION CO.
                           CIC ACQUISITION SUB, INC.
                                J. CARY FINDLAY
--------------------------------------------------------------------------------
                       (Name of Persons Filing Statement)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  20854R 10 5
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                J. Cary Findlay
                        Conso International Corporation
                            513 North Duncan Bypass
                          Union, South Carolina 29379
                             Telephone 864/427-9004

                                   Copies to:

         J. Norfleet Pruden, III                                       Geoffrey W. Levin
         Kennedy Covington Lobdell & Hickman, LLP                      Kirkland & Ellis
         Bank of America Corporate Center, Suite 4200                  Citicorp Center
         100 North Tryon Street                                        153 East 53rd Street
         Charlotte, North Carolina 28202-4006                          New York, New York 10022-4675
         Telephone 704/331-7442                                        Telephone 212/446-4904

---------------------------------------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf Of
                                         Persons Filing Statement)

    This statement is filed in connection with (check the appropriate box):

a.       [X]      The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C, or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.
b.       [ ]      The filing of a registration statement under the Securities
                  Act of 1933.
c.       [ ]      A tender offer.
d.       [ ]      None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Calculation Of Filing Fee
         Transaction Valuation(1)                         Amount Of Filing Fee
         ---------------------                            --------------------
               $66,928,500                                     $13,385.70

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:        $13,385.70
Filing party:                  Conso International Corporation
Form or registration no.:      Schedule 14A - Preliminary Proxy Statement
Date filed:                    October 20, 1999


------------

(1) Pursuant to Exchange Act Rule 0-11(b), 7,436,500 shares of Common Stock of the Issuer are valued at $9.00 per share, based upon cash merger consideration per share.

                               INTRODUCTORY NOTE

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") relates to the proposed merger (the "Merger") of CIC Acquisition Sub, Inc., a South Carolina corporation ("Acquisition Sub"), with and into Conso International Corporation, a South Carolina corporation (the "Company"), pursuant to the Merger Agreement dated as of October 5, 1999, by and among the Company, Acquisition Sub and CIC Acquisition Co., a Delaware corporation ("Parent"), and the related Plan of Merger. In the Merger, certain shares of the Company's Common Stock held by J. Cary Findlay, the Company's Chairman of the Board, President and Chief Executive Officer, will be converted into stock of the surviving corporation.

         The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement (the "Proxy Statement"), filed by the Corporation with the Securities and Exchange Commission in preliminary form on October 20, 1999 of the information required to be included in response to the items of Schedule 13E-3. The information set forth in the Proxy Statement (including the appendixes thereto) is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the information contained in the Proxy Statement.

                             CROSS REFERENCE SHEET


Item in Schedule 13E-3                               Caption or Location in Proxy Statement
----------------------                               --------------------------------------

Item 1(a)                                            Outside Front Cover Page; "Summary - The
                                                     Parties to the Transaction"; "The Special
                                                     Meeting - General"; "Certain Information
                                                     Concerning the Transaction Participants -
                                                     Conso"



Item 1(b)                                            "Summary - The Special Meeting"; "The
                                                     Special Meeting - Record Date and Voting"

Items 1(c), (d) and (f)                              "Comparative Market Price Data and Dividends"

Item 1(e)                                            Not applicable

Items 2(a) - (d) and (g)                             "Summary - The Parties to the
                                                     Transaction"; "Certain Information
                                                     Concerning the Transaction Participants"

Items 2(e) and (f)                                   Not applicable

Items 3(a) and (b)                                   "Summary - The Merger Agreement";
                                                     "Comparative Market Price Data and
                                                     Dividends"; "Special Factors - Background
                                                     of the Merger"; "Special Factors - Interests
                                                     of Certain Persons in the Merger"; "The
                                                     Merger Agreement"; "Financing of the
                                                     Merger"

Item 4(a)                                            "Summary"; "Special Factors";
                                                     "The Special Meeting"; "The Merger"; "The
                                                     Merger Agreement"; Appendix A.

Item 4(b)                                            "Summary - The Parties to the Transaction";
                                                     "Summary - The Merger"; "Summary - Certain
                                                     Effects of the Merger"; "Summary -
                                                     Interests of Certain Persons in the
                                                     Merger"; "Summary - The Merger Agreement";
                                                     "Summary - Financing of the Merger";
                                                     "Special Factors - Certain Effects of the
                                                     Merger"; "Special Factors - Background of
                                                     the Merger"; "Special Factors - Interests
                                                     of Certain Persons in the Merger"; "The

                                                     Merger - Effects of the Merger"; "The
                                                     Merger - Plans or Proposals After the
                                                     Merger"; "The Merger Agreement -
                                                     Consideration to Be Received by
                                                     Shareholders"; "Financing of the Merger -
                                                     General"; "Financing of the Merger -
                                                     Equity Investments"

Items 5(a) - (g)                                     "Summary - Certain Effects of the Merger";
                                                     "Special Factors - Certain Effects of the
                                                     Merger"; "Special Factors - Interests of
                                                     Certain Persons in the Merger"; "The Merger
                                                     - Effects of the Merger"; "The Merger -
                                                     Plans or Proposals After the Merger";
                                                     "Financing of the Merger - Equity
                                                     Investment"; "Certain Information
                                                     Concerning The Transaction Participants -
                                                     Directors and Executive Officers of Conso";
                                                     "Certain Information Concerning The
                                                     Transaction Participants - Parent and
                                                     Acquisition Sub"

Item 6(a)                                            "Summary - Interests of Certain Persons in
                                                     the Merger"; "Summary - Financing of the
                                                     Merger"; "Special Factors - Interests of
                                                     Certain Persons in the Merger"; "Financing
                                                     of the Merger"

Item 6(b)                                            "The Merger Agreement - Termination Fees;
                                                     Expenses"

Item 6(c)                                            "Financing of the Merger - Senior Credit
                                                     Facility"

Item 6(d)                                            Not Applicable

Items 7(a) - (d)                                     "Summary - Certain Effects of the Merger";
                                                     "Summary - Interests of Certain Persons in
                                                     the Merger"; "Summary - U.S. Federal Income
                                                     Tax Consequences"; "Special Factors -
                                                     Background of the Merger"; "Special Factors
                                                     - Conso's Reasons for the Merger;
                                                     Recommendation of the Board of Directors";
                                                     "Special Factors - Certain Effects of the
                                                     Merger"; "Special Factors - Interests of
                                                     Certain Persons in the Merger";

                                                     "Special Factors - Certain U.S. Federal
                                                     Income Tax Consequences of the Merger to
                                                     Shareholders"; "Special Factors - Effect of
                                                     the Merger on Conso Stock Options"

Items 8(a) - (f)                                     "Summary - Quorum and Vote Required";
                                                     "Special Factors - Background of the
                                                     Merger"; "Special Factors - Opinion of
                                                     Financial Advisor"; "Special Factors -
                                                     Conso's Reasons for the Merger;
                                                     Recommendation of the Board of Directors";
                                                     "Special Factors - Conso's and J. Cary
                                                     Findlay's Belief as to the Fairness of the
                                                     Merger"; "Special Factors - Parent's and
                                                     Acquisition Sub's Belief as to the Fairness
                                                     of the Merger"; "The Special Meeting -
                                                     Record Date and Voting"

Items 9(a) - (c)                                     "Special Factors - Background of the
                                                     Merger"; "Special Factors - Opinion of
                                                     Financial Advisors"; Appendix C

Item 10(a)                                           "Security Ownership of Certain Beneficial
                                                     Owners and Management"

Item 10(b)                                           "Comparative Market Price Data and
                                                     Dividends"

Item 11                                              "Summary - Interests of Certain Persons in
                                                     the Merger"; "Special Factors - Interests
                                                     of Certain Persons in the Merger"; "The
                                                     Special Meeting - Record Date and Voting";
                                                     "The Merger Agreement"; Appendix A

Items 12(a) and (b)                                  "Summary - Voting of Shares of Certain
                                                     Holders"; "Special Factors - Conso's
                                                     Reasons for the Merger; Recommendation of
                                                     the Board of Directors"; "Special Factors -
                                                     Interests of Certain Persons in the
                                                     Merger"; "The Special Meeting - Record Date
                                                     and Voting"

Items 13(a) and (b)                                 "Summary - Dissenter's Rights"; "The Merger
                                                    - Dissenter's Rights"; Appendix B

Item 13(c)                                           Not Applicable

Items 14 (a)                                         "Selected Historical Consolidated Financial
                                                     Data"

Item 14 (b)                                          Not Applicable

Item 15(a)                                           "Summary"; "Special Factors - Background of
                                                     the Merger"; "Special Factors - Opinion of
                                                     Financial Advisor"; "Special Factors -
                                                     Interests of Certain Persons in the
                                                     Merger"; "The Special Meeting -
                                                     Solicitation of Proxies"

Item 15(b)                                           Not Applicable

Item 16                                              Proxy Statement (and Appendixes thereto)
                                                     generally

Item 17(e)                                           Appendix B


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


ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a) Reference hereby is made to the information set forth on the cover page and the headings "Summary - The Parties to the Transaction", "The Special Meeting - General" and "Certain Information Concerning the Transaction Participants - Conso" of the Proxy Statement, which information is incorporated herein by reference.

(b) Reference hereby is made to the information set forth under the headings "Summary - The Special Meeting" and "The Special Meeting - Record Date and Voting" in the Proxy Statement, which information is incorporated herein by reference.

(c) Reference hereby is made to the information set forth under the heading "Comparative Market Price Data and Dividends" in the Proxy Statement, which information is incorporated herein by reference.

(d) Reference hereby is made to the information set forth under the heading "Comparative Market Price Data and Dividends" in the Proxy Statement, which information is incorporated herein by reference.

(e)      Not applicable.

(f) Reference hereby is made to the information set forth under the heading "Comparative Market Price Data and Dividends" in the Proxy Statement, which information is incorporated herein by reference.


ITEM 2. IDENTITY AND BACKGROUND.

(a) - (d) and (g) Reference hereby is made to the information set forth under the headings "Summary - The Parties to the Transaction" and "Certain Information Concerning the Transaction Participants" in the Proxy Statement, which information is incorporated herein by reference.

(e)-(f)  Not applicable.


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a) Reference hereby is made to the information set forth under the headings "Summary - The Merger Agreement," "Comparative Market Price Data and Dividends," "Special Factors - Background of the Merger," "Special Factors - Interests of Certain Persons in the Merger," "The Merger Agreement" and "Financing of the Merger" in the Proxy Statement, which information is incorporated herein by reference.

(b) Reference hereby is made to the information set forth under the headings "Summary - The Merger Agreement," "Comparative Market Price Data and Dividends," "Special Factors - Background of the Merger," "Special Factors - Interests of Certain Persons in the Merger," "The Merger Agreement" and "Financing of the Merger" in the Proxy Statement, which information is incorporated herein by reference.


ITEM 4. TERMS OF THE TRANSACTION.

(a) Reference hereby is made to the information set forth under the headings "Summary," "Special Factors,", "The Special Meeting," "The Merger," "The Merger Agreement" and Appendix A in the Proxy Statement, which information is incorporated herein by reference.

(b) Reference hereby is made to the information set forth under the headings "Summary - The Parties to the Transaction," "Summary - The Merger," "Summary - Certain Effects of the Merger," "Summary - Interests of Certain Persons in the Merger," "Summary - The Merger Agreement," "Summary - Financing of the Merger," "Special Factors - Background of the Merger," "Special Factors - Certain Effects of the Merger," "Special Factors - Interests of Certain Persons in the Merger," "The Merger - Effects of the Merger," "The Merger - Plans or Proposals After the Merger," "The Merger Agreement - Consideration to Be Received by Shareholders," "Financing of the Merger - General" and "Financing of the Merger - Equity Investments" in the Proxy Statement, which information is incorporated herein by reference.


ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)-(g) Reference hereby is made to the information set forth under the headings "Summary - Certain Effects of the Merger," "Special Factors - Certain Effects of the Merger," "Special Factors - Interests of Certain Persons in the Merger," "The Merger - Effects of the Merger" "The Merger - Plans or Proposals After the Merger," "Financing of the Merger - Equity Investment," "Certain Information Concerning The Transaction Participants - Directors and Executive Officers of Conso," and "Certain Information Concerning The Transaction Participants - Parent and Acquisition Sub" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Reference hereby is made to the information set forth under the headings "Summary - Interests of Certain Persons in the Merger," "Summary - Financing of the Merger," "Special Factors - Interests of Certain Persons in the Merger" and "Financing of the Merger" in the Proxy Statement, which information is incorporated herein by reference.

(b) Reference hereby is made to the information set forth under the heading "The Merger Agreement Termination Fees; Expenses" in the Proxy Statement, which information is incorporated herein by reference.

(c) Reference hereby is made to the information set forth under the heading "Financing of the Merger Senior Credit Facility" in the Proxy Statement, which information is incorporated herein by reference.

(d)      Not applicable.


ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a)-(d) Reference hereby is made to the information set forth under the headings "Summary - Certain Effects of the Merger," "Summary - Interests of Certain Persons in the Merger," "Summary - U.S. Federal Income Tax Consequences," "Special Factors - Background of the Merger," "Special Factors - Conso's Reasons for the Merger; Recommendation of the Board of Directors," "Special Factors - Certain Effects of the Merger," "Special Factors - Interests of Certain Persons in the Merger" and "Special Factors - Certain U.S. Federal Income Tax Consequences of the Merger to Shareholders," "Special Factors - Effect of the Merger on Conso Stock Options"in the Proxy Statement, which information is incorporated herein by reference.


ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(f) Reference hereby is made to the information under the headings "Summary -Quorum and Vote Required," "Special Factors - Background of the Merger," "Special Factors - Opinion of Financial Advisor," "Special Factors - Conso's Reasons for the Merger; Recommendation of the Board of Directors," "Special Factors - Conso's and J. Cary Findlay's Belief as to the Fairness of the Merger," "Special Factors - Parent's and Acquisition Sub's Belief as to the Fairness of the Merger" and "The Special Meeting -Record Date and Voting" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(c) Reference hereby is made to the information under the headings "Special Factors - Background of the Merger," "Special Factors - Opinion of Financial Advisor" and in Appendix C in the Proxy Statement, which information is incorporated herein by reference.


ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

(a) Reference hereby is made to the information under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement, which information is incorporated herein by reference.

(b) Reference hereby is made to the information under the heading "Comparative Market Price Data and Dividends" in the Proxy Statement, which information is incorporated herein by reference.


ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         Reference hereby is made to the information under the headings "Summary - Interests of Certain Persons in the Merger," "Special Factors - Interests of Certain Persons in the Merger," "The Special Meeting Record Date and Voting," "The Merger Agreement" and the information in Appendix A in the Proxy Statement, which information is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a)-(b) Reference hereby is made to the information under the headings "Summary -Voting of Shares of Certain Holders," "Special Factors - Conso's Reasons for the Merger; Recommendation of the Board of Directors," "Special Factors - Interests of Certain Persons in the Merger" and "The Special Meeting - Record Date and Voting," of the Proxy Statement, which information is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a)-(b) Reference hereby is made to the information under the headings "Summary - Dissenter's Rights," "The Merger - Dissenter's Rights" and in Appendix B in the Proxy Statement, which information is incorporated herein by reference.

(c)      Not applicable.

ITEM 14. FINANCIAL INFORMATION.

(a) Reference hereby is made to the information under the heading "Selected Historical Consolidated Financial Data" in the Proxy Statement, which information is incorporated herein by reference.

(b)      Not applicable.


ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a) The Issuer is engaged in the Rule 13e-3 transaction. As such, its officers and employees are being used in connection with the Rule 13e-3 transaction. Reference hereby is made to the information under the headings "Summary," "Special Factors - Background of the Merger," "Special Factors - Opinion of Financial Advisor" and "Special Factors
         - Interests of Certain Persons in the Merger" in the Proxy Statement, which information is incorporated herein by reference.

(b)      Not applicable.


ITEM 16. ADDITIONAL INFORMATION.

         Reference hereby is made to the Proxy Statement, the Appendixes thereto and the exhibits hereto, which contain additional information regarding the Merger, which information is incorporated herein by reference.


ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a) Commitment Letter, dated October 1, 1999, by and among Suntrust Equitable Securities Corporation, Suntrust Bank, Atlanta, Suntrust Banks, Inc., Citicorp Venture Capital Limited and CIC Acquisition Co.

(b) Opinion of the Robinson-Humphrey Company, LLC (Attached as Appendix C to the Proxy Statement and incorporated herein by reference)

(c)      (1)      Merger Agreement, dated as of October 5, 1999, by and among
         Parent, Acquisition Sub, and the Company (Attached as Appendix A to the Proxy Statement and incorporated herein by reference)

         (2) Support Agreement, dated as of October 5, 1999, between CIC Acquisition Sub, Inc. and J. Cary Findlay

         (3)      Confidentiality Agreement dated May 5, 1999 referred to in
         Section 4.3 of the Merger Agreement

(d) Proxy Statement (filed by the Company in preliminary form on October 20, 1999 and incorporated herein by reference)

(e) Chapter 13 of the South Carolina Business Corporation Act (Attached as Appendix B to the Proxy Statement and incorporated herein by reference)

(f)      Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: October 20, 1999

                                          CONSO INTERNATIONAL CORPORATION

                                          By  /s/ J. Cary Findlay
                                             ----------------------------------
                                          Name: J. Cary Findlay
                                          Title: Chairman, President and C.E.O.



                                          CIC ACQUISITION CO.

                                          By  /s/ Michael Bradley
                                             ----------------------------------
                                          Name: Michael Bradley
                                          Title: Vice President



                                          CIC ACQUISITION SUB, INC.

                                          By  /s/ Michael Bradley
                                             ----------------------------------
                                          Name: Michael Bradley
                                          Title: Vice President



                                              /s/ J. Cary Findlay
                                          -----------------------------------
                                               J. Cary Findlay

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                              DESCRIPTION


(a) Commitment Letter, dated October 1, 1999, by and among Suntrust Equitable Securities Corporation, Suntrust Bank, Atlanta, Suntrust Banks, Inc., Citicorp Venture Capital Limited and CIC Acquisition Co.

(b) Opinion of the Robinson-Humphrey Company, LLC (Attached as Appendix C to the Proxy Statement and incorporated herein by reference)

(c)(1) Merger Agreement, dated as of October 5, 1999, among Parent, Acquisition Sub, and the Company (Attached as Appendix A to the Proxy Statement and incorporated herein by reference)
(c)(2) Support Agreement, dated as of October 5, 1999, between CIC Acquisition Sub, Inc. and J. Cary Findlay
(c)(3) Confidentiality Agreement dated May 5, 1999 referred to in Section 4.3 of the Merger Agreement

(d) Proxy Statement (filed by the Company in preliminary form on October 20, 1999 and incorporated herein by reference)

(e) Chapter 13 of the South Carolina Business Corporation Act (Attached as Appendix B to the Proxy Statement and incorporated herein by reference)

(f)      Not applicable.